CI Financial

07024529

Michael J. Killeen
Senior Vice-President, General Counsel and Corporate Secretary
2 Queen Street East, Twentieth Floor
Toronto, Ontario M5C 3G7
T: 416-681-6507
F: 416-365-0501
E: mkilleen@ci.com

SEC MAIL PROCESSING SECTION
RECEIVED
JUN 7 2007
WASH. D.C.
160

June 1, 2007

United States Securities
and Exchange Commission
Washington, D.C. 20549

SUPPL

Dear Sirs:

Re: CI ~~Financial Income Fund~~ Fund Management Inc., as successor to CI Financial Inc. (the "Company")
Rule 12g3-2(b) under the Securities Exchange Act of 1934
Your File No. 82-4994

The Company is on the SEC's list of foreign private issuers that claim exemption pursuant to Rule 12g3-2(b), pursuant to which we hereby furnish the enclosed documentation duly marked with the requisite SEC file number, along with a Form 6-K.

We also enclose the First Quarter Report for the period ended March 31, 2007.

If you have any questions or comments, please contact the undersigned.

Yours truly,

CI FINANCIAL

Michael J. Killeen
Senior Vice-President,
General Counsel and Corporate Secretary

PROCESSED
JUN 21 2007
THOMSON FINANCIAL

MJK/cc
Encls.

c: Chris von Boetticher (w/o encls.)

dlw 6/20

p:\ci\mjk\letters\sec-ltr.doc

CI Financial

2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.ci.com

News Release

FOR IMMEDIATE RELEASE **TSX Symbol: CIX.UN**

CI Financial reports sales and record asset levels for April

TORONTO (May 1, 2007) – CI Financial Income Fund ("CI") today reported assets under management of $69.0 billion and fee-earning assets of $98.6 billion at April 30, 2007. During the month, CI had gross sales of $856 million and net sales of $134 million.

CI's asset levels represent a new record for the company, following the April 4 completion of CI's offer to acquire Rockwater Capital Corporation. With Rockwater, CI acquired Blackmont Capital Inc., a full-service investment dealer, KBSH Capital Management Inc., an investment counselling firm, and Lakeview Asset Management Inc., a mutual fund company.

CI's assets under management at April 30, 2007 were up $4.4 billion or 6.8% over the month and up $10.5 billion or 17.9% over a year ago. Fee-earning assets increased $14.2 billion or 16.9% over the month and $22.4 billion or 29.5% over the year.

Assets under management at April 30, 2007 consisted of investment fund assets at CI Investments Inc. and United Financial Corporation of $64.4 billion and other assets under management of $4.6 billion, which includes CI's structured products and assets at KBSH and Lakeview. CI's administered/other assets of $29.7 billion included $17.9 billion in assets under administration at Assante Wealth Management (Canada) Ltd. and IQON Financial Inc. (net of assets under management at United Financial), assets under administration at Blackmont of $9.8 billion, as well as institutional assets at Trilogy Global Advisors, LLC that generate fees for CI.

During April, CI Investments had gross sales of $710 million and net sales of $140 million, comprised of $131 million in net sales of long-term funds and $9 million of money market funds. United Financial had gross sales of $146 million and net sales of $15 million. The $21 million in redemptions in structured products were a result of the scheduled termination of Skylon Capital Yield Trust. For the year-to-date, CI had gross sales of $4.4 billion and net sales of $1.0 billion.

Also in April, CI Investments and Sun Life Financial launched Sun*Wise* Elite Plus, which allows investors to guarantee their retirement income through an optional Guaranteed Minimum Withdrawal Benefit (GMWB) rider. The GMWB and other enhancements to CI's Sun*Wise* Elite Segregated Funds were announced April 16. Sun*Wise* Elite Plus is expected to make an important contribution to CI's sales.

In addition, Morningstar Canada announced in April that CI Investments continued to lead the industry with 38 mutual and segregated funds holding the top five-star rating at March 31, 2007.

Meanwhile, CI is scheduled to release its results for the first quarter of 2007 on Thursday, May 10, 2007, on Canada Newswire and on www.ci.com/cix.

Additional information about CI's sales, assets and financial position can be found below in the tables of preliminary statistics and on its website in the Statistics section.

CI Financial **News Release**

CI FINANCIAL INCOME FUND APRIL 30, 2007 MONTH-END STATISTICS			
MONTHLY SALES DATA	**GROSS SALES (millions)**	**REDEMPTIONS (millions)**	**NET SALES (millions)**
CI funds excluding MMF	$635	$504	$131
CI money market	75	66	9
TOTAL CI Investments	$710	$570	$140
TOTAL United Financial	$146	$131	$15
TOTAL structured products	$0	$21	-$21
TOTAL CI	$856	$722	$134

FEE-EARNING ASSETS	March 31/07 (millions)	April 30/07 (millions)	% Change
CI mutual/segregated funds	$53,539	$54,258	1.3%
United Financial funds	10,103	10,115	0.1%
	$63,642	$64,373	1.1%
Structured products/other funds	929	4,586	393.6%
TOTAL assets under management	$64,571	$68,959	6.8%
CI administered/other assets	1,894	1,902	0.4%
Assante/IQON assets under administration (net of United funds)	17,924	17,924	0.0%
Blackmont assets under administration	n/a	9,848	n/a
TOTAL FEE-EARNING ASSETS	$84,389	$98,633	16.9%

AVERAGE ASSETS UNDER MANAGEMENT	March 31/07 (millions)	April 30/07 (millions)	% Change
Monthly	$64,022	$69,327	8.3%
Quarter-to-date	$63,706	$69,327	8.8%
Fiscal year-to-date	$63,706	$67,917	6.6%

FISCAL AVERAGE ASSETS UNDER MANAGEMENT	Fiscal 2006 (Dec.) (millions)	Fiscal 2007 (millions)	% Change
Fiscal year average assets	$58,735	$67,917	15.6%

EQUITY		FINANCIAL POSITION (millions unless otherwise indicated)	
LP units	147,092,474	Bank debt	$852
Trust units	135,263,043	Cash & marketable securities	(38)
Total outstanding units	282,355,517	Net debt outstanding	$814
Quarter-to-date weighted average units outstanding	282,113,983	Net debt to annualized EBITDA (most recent quarter)	1.12:1
Yield at $28.50	7.6%	In-the-money equity comp. liability (net of tax)	$31
In-the-money options	3,902,055	Terminal redemption value of funds	$778
Percentage of all options	100%	Quarter-to-date equity-based compensation*	$5
All options % of units	1.4%		

*Based on marked-to-market pre-tax equity-based compensation expense accrual from change in unit price and vesting from last quarter-end ($27.60) to April 30, 2007 ($28.50).

GEOGRAPHIC EXPOSURE OF AUM			
Canada	47%	Asia	4%
United States	22%	Other	3%
Europe	14%	Cash	10%

CI Financial Income Fund (TSX: CIX.UN) is an independent, Canadian-owned wealth management company. CI offers a broad range of investment products and services, including an industry-leading selection of investment funds. CI is on the Web at www.ci.com/cix.

EBITDA (earnings before interest, taxes, depreciation and amortization) is a non-GAAP (generally accepted accounting principles) earnings measure that does not have any standardized meaning prescribed by GAAP. It is therefore unlikely to be comparable to similar measures presented by other companies. However, management believes that most shareholders, creditors, other stakeholders and investment analysts prefer to include the use of this performance measure in analyzing CI's results.

This press release contains forward-looking statements with respect to CI and its products and services, including its business operations and strategy and financial performance and condition. Although management believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from expectations include, among other things, general economic and market factors, including interest rates, business competition, changes in government regulations or in tax laws, and other factors discussed in materials filed with applicable securities regulatory authorities from time to time.

-30-

For further information contact:
Stephen A. MacPhail
President and Chief Operating Officer
(416) 364-1145

CI Investments

2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.ci.com

News Release

TSX Symbol: SLN.UN **FOR IMMEDIATE RELEASE**

Skylon Capital Yield Trust Announces Final Distribution

Toronto, May 1, 2007 – CI Investments Inc. announced that it has completed the merger of Skylon Capital Yield Trust into High Yield & Mortgage Plus Trust. In connection with the merger, Skylon Capital Yield Trust made a final distribution in the amount of $7.146 per unit payable on or before May 7, 2007 to unitholders of record as at April 30, 2007, including those unitholders who chose to redeem their units on April 30, 2007. This distribution is in addition to the regular monthly distribution that was declared earlier in April. Unitholders who chose to redeem their units on April 30, 2007 will also be paid their proceeds of redemption in the amount of $16.1508 on or before May 7, 2007.

High Yield & Mortgage Plus Trust issued 1,669,489 units as part of the merger, resulting in each remaining unitholder of Skylon Capital Yield Trust receiving approximately 0.699308 units of High Yield & Mortgage Plus Trust in return for each unit they held of Skylon Capital Yield Trust.

For more information, please contact: CI Investments Inc.
(416) 364-1145
1-800-268-9374

j:\ci\mdt\skylon\distributions\2007\apr07\rel-sln-final2.doc

CI Financial

2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.ci.com

News Release

FOR IMMEDIATE RELEASE **TSX Symbol: CIX.UN**

CI Financial announces details of conference call, annual meeting

TORONTO (May 4, 2007) – CI Financial Income Fund ("CI") today announced that it will hold a conference call and webcast on May 10, 2007, at 4 p.m. EDT to discuss its financial results for the quarter ending March 31, 2007. William T. Holland, Chief Executive Officer, and Stephen A. MacPhail, President and Chief Operating Officer, will host the call.

The webcast, which will include a slide presentation, will be available at www.ci.com/q1. Alternatively, investors may listen to the discussion by dialling (416) 644-3425 or 1-800-590-1817.

The call will be available for playback later that day until May 24, 2007, at (416) 640-1917 or 1-877-289-8525 (passcode: 21231614, followed by the number sign). The webcast will be archived at www.ci.com/q1. CI expects to release its results after 12:00 p.m. EDT on May 10 on Canada Newswire and www.ci.com/cix.

In other business, CI will hold its Annual and Special Meeting of Unitholders on May 17, 2007, at 2 p.m. EDT at the Arcadian Court, 401 Bay Street, Eighth Floor, Toronto, Ontario.

CI Financial Income Fund (TSX: CIX.UN) is an independent, Canadian-owned wealth management company with approximately $98.6 billion in fee-earning assets at April 30, 2007. CI offers a broad range of investment products and services, including an industry-leading selection of investment funds, and is on the Web at www.ci.com/cix.

-30-

For further information contact:
Stephen A. MacPhail
President and Chief Operating Officer
Tel.: (416) 364-1145

CI Investments™
2 Queen St. East, Twentieth Floor
Toronto, Ontario M5C 3G7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.ci.com

News Release

FOR IMMEDIATE RELEASE **TSX Symbol: CIX.UN**

CIX Split Corp. to offer tax-efficient exposure to CI Financial Income Fund

TORONTO (May 8, 2007) – CI Investments Inc. ("CI") today announced that it has filed a preliminary prospectus for the initial public offering of shares in CIX Split Corp., an investment fund designed to provide tax-efficient exposure to trust units of CI Financial Income Fund through two classes of securities.

Shares of CIX Split Corp. (the "Company") will be offered as Priority Equity Shares, at a price of $10 each, and Class A Shares, at a price of $15 each.

The Company's investment objectives for the Priority Equity Shares are to provide tax-efficient fixed cumulative preferential monthly cash distributions in the amount of $0.04167 per share to yield approximately 5.0% annually on the original issue price, and to pay shareholders the original issue price on or about January 31, 2011.

The Company's investment objectives for the Class A Shares are to provide regular tax-efficient monthly cash distributions targeted to be $0.0875 per share to yield 7.0% annually on the original issue price, and to pay shareholders at least the original issue price on or about January 31, 2011.

The distributions on the two classes of the Company's shares will be tax-efficient through the use of a forward agreement, which provides for distributions to be characterized primarily as return of capital and capital gains.

The Company's termination date of January 2011 is designed to coincide with the expected implementation of a federal proposal to tax existing income trusts.

CI Financial Income Fund (TSX: CIX.UN) is a diversified wealth management company and currently pays a monthly distribution of $0.18 per trust unit, representing an annual yield of approximately 7.4%.

CIBC World Markets Inc. and Blackmont Capital Inc. are the lead agents for the offering, along with a syndicate of other investment dealers. A copy of the Company's preliminary prospectus is available through the investment dealers.

CI Investments Inc., a corporation controlled by CI Financial Income Fund, offers a broad range of investment products and services and is on the Web at www.ci.com.

-30-

For further information, please contact:
David R. McBain
Senior Vice-President
CI Investments Inc.
(416) 364-1145

CI Financial

2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.ci.com

News Release

FOR IMMEDIATE RELEASE **TSX Symbol: CIX.UN**

CI Financial reports first quarter results, Fee-earning assets hit $100 billion

TORONTO (May 10, 2007) – CI Financial Income Fund ("CI") today released unaudited financial results for the quarter ended March 31, 2007.

HIGHLIGHTS	Three-month period to March 31, 2007 (millions except per unit amounts)	Three-month period to February 28, 2006 (millions except per share amounts)	% change
Assets Under Management	$64,571	$56,015	15
Net Income	$142.1	$73.1	94
Earnings Per Unit	$0.51	$0.26	96
EBITDA*	$175.6	$138.9	26
EBITDA Per Unit*	$0.63	$0.49	29

*EBITDA (earnings before interest, taxes, depreciation and amortization) is a non-GAAP (generally accepted accounting principles) earnings measure that does not have any standardized meaning prescribed by GAAP. It is therefore unlikely to be comparable to similar measures presented by other companies. However, management believes that most unitholders, creditors, other stakeholders and investment analysts prefer to include the use of this performance measure in analyzing CI's results.

CI changed its year-end to December 31 from May 31 when it converted to an income trust in June 2006. Highlights above are based on the three-month period ended March 31, 2007. The comparative period is the three-month period ended February 28, 2006.

Fee-earning assets at March 31, 2007, set a new record high for CI at $84.4 billion, up 15% from $73.7 billion a year earlier. Fee-earning assets were comprised of $53.6 billion in CI mutual and segregated funds, $10.1 billion in United funds, $929 million in structured products, $1.9 billion in administered/other assets such as labour-sponsored funds, and $17.9 billion in Assante Wealth Management assets under administration (net of United funds described above). The increase in fee-earning assets is attributable to growth in the market value of CI's funds and positive net sales.

As at May 9, 2007, CI's assets under management totalled $70.3 billion, up 10% from the average level of assets for the three months ended March 31, 2007, and CI's highest assets ever. These assets included approximately $3.7 billion in assets at KBSH Capital Management Inc. and Lakeview Asset Management Inc., which CI acquired following the April 4 completion of its offer to acquire Rockwater Capital Corporation. CI also added $9.8 billion in administered assets at Blackmont Capital Inc. Total fee-earning assets hit $100 billion.

Net sales for the quarter totalled $914 million, ranking CI third among the non-bank asset management companies and sixth overall – positioning CI well for another robust year of fund sales.

Net income for the quarter ended March 31, 2007 was $142.1 million, up 94% from $73.1 million for the three months ended February 28, 2006. On a per unit basis, earnings increased 96% to $0.51 per unit from $0.26 per share in the prior year.

EBITDA (earnings before interest, taxes, depreciation and amortization) for the quarter ended March 31, 2007 was $175.6 million, up 26% from $138.9 million in the three months ended February 28, 2006. EBITDA per unit increased 29% to $0.63 during the three-month period this year from $0.49 in EBITDA per share in the comparable quarter last year.

For detailed financial statements for the quarter ended March 31, 2007, including Management's Discussion and Analysis, please refer to CI's website at www.ci.com/cix under Reports or contact investorrelations@ci.com.

In other matters, a monthly distribution of $0.18 per trust unit of CI and exchangeable limited partner unit of Canadian International LP was declared payable on June 15, July 13 and August 15, 2007. These distributions reflect the growth in CI's assets under management and current expectations for distributable cash. This represents a yield of 7.3% on CI's closing unit price of $29.44 on May 9, 2007.

As of April 30, 2007, there were 135,263,043 issued and outstanding trust units of CI and 147,092,474 exchangeable limited partner units of Canadian International LP, for a total outstanding amount of 282,355,517.

In other news, CI will hold its Annual and Special Meeting of Unitholders on May 17, 2007, at 2 p.m. at the Arcadian Court, 8th Floor, 401 Bay Street, Toronto, Ontario, for unitholders of record on March 19, 2007.

CI Financial Income Fund (TSX: CIX.UN) is an independent, Canadian-owned wealth management company. CI offers a broad range of investment products and services, including an industry-leading selection of investment funds. CI is on the Web at www.ci.com/cix.

This press release contains forward-looking statements with respect to CI and its products and services, including its business operations and strategy and financial performance and condition. Although management believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from expectations include, among other things, general economic and market factors, including interest rates, business competition, changes in government

regulations or in tax laws, and other factors discussed in materials filed with applicable securities regulatory authorities from time to time.

\- 30 -

For further information contact:
Stephen A. MacPhail
President and Chief Operating Officer
(416) 364-1145

CI Financial

2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.ci.com

News Release

FOR IMMEDIATE RELEASE

TSX Symbol: CIX.UN
TSX Symbol: RCC

CI FINANCIAL ANNOUNCES ACQUISITION OF ROCKWATER

TORONTO (May 14, 2007) - CI Financial Income Fund ("CI") and Rockwater Capital Corporation ("Rockwater") announced today that CI has been deemed to have acquired all of the outstanding common shares of Rockwater pursuant to the compulsory acquisition provisions of the *Business Corporations Act* (Ontario).

The certificates representing outstanding Rockwater shares have been cancelled. Computershare Investor Services Inc., agent for Rockwater, holds in trust the consideration to be paid to the holders of the outstanding cancelled Rockwater shares not yet tendered.

CI Financial Income Fund is an independent, Canadian-owned wealth management company with approximately $100 billion in fee-earning assets as of May 9, 2007. CI offers a broad range of investment products and services, including an industry-leading selection of investment funds. CI is on the Web at www.ci.com/cix.

This press release contains forward-looking statements with respect to CI and Rockwater and their respective products and services, including their business operations and strategy and financial performance and condition. Although management of CI and Rockwater believe that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from expectations include, among other things, general economic and market factors, including interest rates, business competition, changes in government regulations or in tax laws, and other factors discussed in materials filed with applicable securities regulatory authorities from time to time.

-30-

For further information contact:
William T. Holland
Chief Executive Officer
CI Financial
(416) 364-1145

CI Financial

2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.ci.com

News Release

FOR IMMEDIATE RELEASE **TSX Symbol: CIX.UN**

CI FINANCIAL RENEWS NORMAL COURSE ISSUER BID

Toronto, May 25, 2007 - The Toronto Stock Exchange today accepted CI Financial Income Fund's notice of intention to proceed with a normal course issuer bid through the facilities of The Toronto Stock Exchange.

CI intends to purchase for cancellation up to 12,037,773 of its trust units by way of a normal course issuer bid through the facilities of The Toronto Stock Exchange. The 12,037,773 trust units represent approximately 10% of the public float. As of May 24, 2007, there are 135,282,849 issued and outstanding trust units of CI and 147,072,668 exchangeable LP units of Canadian International LP.

The purchases may commence on May 29, 2007 and will terminate on May 28, 2008, or on such earlier date as CI may complete its purchases pursuant to a notice of intention filed today with The Toronto Stock Exchange or provide notice of termination. Any such purchases will be made by CI at the prevailing market price at the time of acquisition in accordance with the requirements of The Toronto Stock Exchange.

CI believes that the market price of the trust units may, at certain times throughout the duration of the normal course issuer bid, be undervalued based on CI's future earnings and prospects.

To the best of the knowledge of the trustees and senior officers of CI, no trustee, senior officer, associate of a trustee or senior officer, or person holding 10% or more of the trust units of CI intends at present to sell trust units during the course of this bid. However, sales by such persons through the facilities of The Toronto Stock Exchange or elsewhere may occur as the personal circumstances or decisions of any such person, unrelated to the bid, determine. The benefits to any such person whose trust units are purchased would be the same as the benefits available to all other holders whose trust units are purchased.

In the last 12 months under its previous normal course issuer bid, CI purchased 5,748,200 of its units at an average price of $25.77 per unit.

-30-

CI Financial **News Release**

For further information, contact:

Stephen A. MacPhail
President and Chief Operating Officer
Tel.: (416) 364-1145

j:\ci\mjk\cix\issuerbid\ncib07-08\press-final.doc

LAKEVIEW

ASSET MANAGEMENT

FOR IMMEDIATE RELEASE **TSX Symbol: CIX.UN**

Lakeview Asset Management announces proposal for fixed administration fees

TORONTO (May 29, 2007) – Lakeview Asset Management Inc. ("Lakeview") today proposed several changes to its mutual funds, including the establishment of fixed administration fees, which will result in more predictable expenses for the funds' investors.

Under the proposal, Lakeview will bear all of the future operating expenses of the funds, other than certain taxes, brokerage and borrowing costs and certain new governmental fees, in return for the fixed annual administration fees. Overall, the administration fees are being set at levels that are lower than the funds' comparable expense ratios in 2006.

With this change, the costs to investors in the Lakeview funds will become more predictable and transparent. Currently, the operating expenses paid by the mutual funds are variable and not known to investors until their financial statements are released.

Fixed administration fees were pioneered by CI Financial Income Fund ("CI"), when they were adopted for mutual funds and investment pools at CI Investments Inc. and United Financial Corporation in September 2005. Lakeview became part of the CI Financial group of companies when CI acquired its parent company, Rockwater Capital Corporation, in April 2007.

"We believe that CI has achieved the industry's lowest overall operating expenses and we have moved quickly to ensure that Lakeview investors will benefit from CI's efficiency," said Peter W. Anderson, Chief Executive Officer of Lakeview and Executive Vice-President of CI.

Lakeview is also proposing to:

- Discontinue charging performance fees on Lakeview KBSH Large Cap Explorer Fund and Lakeview KBSH Small Cap Explorer Fund.

- Change the investment objectives of Lakeview KBSH Large Cap Explorer Fund to the following: "To obtain maximum long-term capital growth by investing, directly or indirectly, primarily in equity and equity-related securities of Canadian companies. Indirect investments may include convertible securities, derivatives, equity-related securities and securities of other mutual funds."

- Change the investment objectives of Lakeview KBSH Equity Income Explorer Fund to the following: "To generate income and long-term capital growth by investing, directly or indirectly, in a combination of equity and fixed-income securities of companies located anywhere in the world. Indirect investments may include convertible securities, derivatives, equity-related securities and securities of other mutual funds."

The fixed administration fees and the other changes are subject to the approval of unitholders at special meetings on or about July 13, 2007, in Toronto. If approved, all changes will take effect on or about August 1, 2007.

Lakeview Asset Management Inc. is an investment management company offering seven mutual funds under the Lakeview KBSH and Lakeview Disciplined Leadership banners. Lakeview is controlled by CI Financial Income Fund (TSX: CIX.UN), an independent, Canadian-owned wealth management firm with approximately $100 billion in fee-earning assets as of May 9, 2007. CI Financial offers a broad range of investment products and services, including an industry-leading selection of investment funds, and is on the Web at www.ci.com/cix. More information about the Lakeview funds is available at www.lakeviewfunds.com.

-30-

For further information, please contact:
Peter W. Anderson
Chief Executive Officer
(416) 364-1145.

82-4994

CI Investments

2 Queen St. East, Twentieth Floor
Toronto, Ontario M5C 3G7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.ci.com

News Release

FOR IMMEDIATE RELEASE **TSX Symbol: CIX.UN**

CIBC CI M.A.X. Deposit Notes™, Series 8, ROC, maximize return through tax-efficient monthly distributions and leveraged growth potential

TORONTO (May 31, 2007) – CI Investments Inc. today announced the launch of CIBC CI M.A.X. Deposit Notes™, Series 8, ROC, which offer global diversification, tax-efficient monthly distributions and enhanced growth potential, all under the umbrella of principal protection.

"This Note seeks to maximize an investor's return in several ways. Firstly, monthly distributions are tax-effective returns of capital and, secondly, a new asset allocation methodology seeks to provide high, sustainable exposure to the fund through leverage," said David R. McBain, CI Senior Vice-President.

"The Note offers potential distributions of up to 8.25% per annum, which is the equivalent of 15.39% pre-tax income at the top marginal tax rate in Ontario. With the potential for high tax-efficient distributions *and* principal protection, investors get a lot of value for a fee that's just 11 basis points more than the underlying mutual fund."

A dynamic allocation strategy provides the potential for up to 200% exposure to CI Global High Dividend Advantage Fund. Initial exposure to the fund will be 125%, providing the potential for increased distributions during the term of the deposit notes.

The underlying portfolio, CI Global High Dividend Advantage Fund, is managed by Epoch Investment Partners Inc. of New York, led by Chief Investment Officer William Priest. The manager seeks to invest in a well-diversified mix of global dividend-paying companies that enhance shareholder value through cash dividends, stock buybacks and debt reduction. The fund pays monthly distributions with an annual target of $0.60 per unit, which is an annual yield of 5.5% based on the fund's net asset value at March 31, 2007.

Over the term of the deposit notes, exposure will be dynamically allocated between notional units of the fund and notional bonds in accordance with a pre-defined set of portfolio allocation rules. This dynamic allocation strategy is designed to enhance returns when the fund's performance is positive and reduce volatility when performance is negative. The deposit notes' new methodology allows for greater exposure levels to the fund while ensuring investors receive at least their principal back by maturity.

Investors will be paid monthly distributions in the form of returns of capital equivalent to 75% of ordinary distributions payable on the fund units, with all other distributions being notionally reinvested in the structure. Any excess at maturity of the net asset value of the deposit notes over the portion of the principal amount that has not been repaid through monthly distributions will be paid to investors by way of a final variable payment on the maturity date.

While there is no cap on the return on the deposit notes, it is possible that a monthly distribution may not be paid in any month and a final variable payment may not be paid at maturity. The full $100 principal amount per deposit note will be repaid by CIBC by the maturity date regardless of the performance of the fund.

CIBC CI M.A.X. Deposit Notes, Series 8, ROC are 100% eligible for registered plans and are available through most financial advisors until July 6, 2007. The issue price is $100 per deposit note, with a minimum investment of $5,000. The complete terms of the offering are set out in the information statement dated April 27, 2007, which can be obtained by investors from their advisors. Further information about the deposit notes can also be found at www.ci.com.

CIBC is a leading North American financial institution with more than 11 million personal banking and business customers. CIBC offers a full range of products and services through its comprehensive electronic banking network, branches and offices across Canada, in the United States and around the world.

CI Investments Inc. is a corporation controlled by CI Financial Income Fund (TSX: CIX.UN), an independent, Canadian-owned wealth management firm with approximately $100 billion in fee-earning assets as of May 9, 2007. CI Financial offers a broad range of investment products and services, including an industry-leading selection of investment funds. CI is on the Web at www.ci.com.

- 30-

For further information, please contact:
David R. McBain
Senior Vice-President
CI Investments Inc.
(416) 364-1145

Placements CI

2, rue Queen Est, 20e étage
Toronto (Ontario) M5C 3G7
Téléphone : 416-364-1145 Sans frais : 1-800-268-9374
www.ci.com

Communiqué

POUR DIFFUSION IMMÉDIATE **Symbole TSX : CIX.UN**

Les Billets de dépôt M.A.X.MC CIBC CI, liés au R.D.C., série 8, maximisent le rendement par le biais de distributions mensuelles fiscalement avantageuses et offrent la possibilité de recevoir une croissance améliorée

TORONTO (Le 31 mai 2007) - CI Investments Inc. a annoncé aujourd'hui le lancement des Billets de dépôt M.A.X.MC CIBC CI, liés au R.D.C., série 8, qui offrent une diversification mondiale, des distributions mensuelles fiscalement avantageuses et la possibilité de recevoir une croissance améliorée, grâce au parapluie de protection intégrale du capital.

« Ce Billet cherche à maximiser le rendement des investisseurs de plusieurs manières. Premièrement, les distributions mensuelles sont un rendement du capital fiscalement avantageux et deuxièmement, une nouvelle méthodologie de répartition de l'actif tend à fournir une exposition élevée et durable au Fonds par le biais d'un effet de levier », a déclaré David R. McBain, vice-président principal de CI.

« Le Billet offre le potentiel de recevoir des distributions pouvant atteindre 8,25 % par année, ce qui correspond à un revenu avant impôt de 15,39 % par rapport au taux d'imposition marginal maximal de l'Ontario. Avec la possibilité de recevoir des distributions mensuelles fiscalement avantageuses *et* une protection du capital, les investisseurs obtiennent une valeur importante pour un frais qui n'est que 11 points de base supérieur à celui du fonds commun sous-jacent ».

La mise en place d'une stratégie de répartition de l'actif dynamique procure une exposition au Fonds mondial avantage dividendes élevés CI pouvant atteindre 200 %. L'exposition initiale au Fonds sera de 125 %, avec le potentiel d'obtenir des distributions supérieures pendant la durée des Billets de dépôt.

Le portefeuille sous-jacent, le Fonds mondial avantage dividendes élevés CI, est géré par Epoch Investment Partners Inc. de New York, qui est dirigé par le directeur des placements William Priest. Le gestionnaire cherche à investir dans une composition bien diversifiée de sociétés mondiales versant des dividendes, qui améliore la valeur des porteurs de parts par le biais de dividendes en argent, de rachats d'actions et de réduction de la dette. Le Fonds verse des distributions mensuelles ayant un rendement annuel cible de 0,60 $ par part, ce qui correspond à un rendement annuel de 5,5 % basé sur la valeur liquidative du Fonds au 31 mars 2007.

L'exposition au Fonds, assurée par l'entremise des Billets de dépôt, sera répartie jusqu'à l'échéance de façon dynamique entre des obligations et des parts théoriques du Fonds, en conformité avec les règlements préétablis se rapportant à la répartition du portefeuille. Cette stratégie de répartition dynamique de l'actif a été conçue pour améliorer les rendements lorsque la performance est positive et réduire la volatilité lorsque la performance est négative. La nouvelle méthodologie des Billets permet d'obtenir des niveaux d'exposition au Fonds plus importants, tout en s'assurant que les investisseurs recevront au minimum leur capital à l'échéance.

Les investisseurs recevront des distributions mensuelles sous forme de rendements de capital équivalents à 75 % des distributions ordinaires du Fonds; toutes les autres distributions seront réinvesties théoriquement au sein de la structure. Toute croissance de la valeur de l'actif net des Billets de dépôt, calculée en fonction de l'évolution du capital non remboursé sous forme de distributions mensuelles, sera versée aux investisseurs par la voie d'un dernier paiement variable à la date d'échéance.

Bien qu'il n'existe aucun plafond sur le rendement payable sur les Billets de dépôt, il est possible que le paiement de distributions mensuelles ne s'effectue pas au courant d'un mois quelconque et un dernier paiement variable pourra ne pas être payé à l'échéance. Le montant du capital entier (100 $) par Billet de dépôt sera remboursé par la CIBC à la date d'échéance, peu importe le rendement du Fonds.

Les Billets de dépôt M.A.X. CIBC CI, liés au R.D.C., série 8, sont entièrement admissibles aux comptes enregistrés et seront offerts jusqu'au 6 juillet 2007 par l'entremise de la majorité des conseillers financiers. Le prix d'émission est de 100 $ par Billet de dépôt et le placement minimum est fixé à 5 000 $. Pour connaître l'intégralité des modalités de l'offre, les investisseurs peuvent consulter le document d'information daté du 27 avril 2007, qui peut être obtenu auprès de leur conseiller financier. Des renseignements supplémentaires à l'égard des Billets de dépôt sont disponibles sur le site www.ci.com.

La CIBC est l'une des plus importantes institutions financières en Amérique du Nord dont la clientèle utilisant les services bancaires personnels et les services bancaires aux entreprises se situe à près de 11 millions de clients. La Banque CIBC offre une gamme complète de produits et de services par l'intermédiaire de son réseau bancaire électronique, de ses centres bancaires et de ses bureaux partout au Canada, aux Etats-Unis et aux quatre coins du monde.

CI Investments Inc. est une société contrôlée par CI Financial Income Fund (TSX : CIX.UN), une firme de gestion d'actif indépendante sous contrôle canadien qui gérait des actifs d'environ 100 milliards de dollars le 9 mai 2007. CI Financial offre une vaste gamme de produits et de services de placement, y compris une sélection de fonds de placement de premier plan. Le site Web de CI se trouve à l'adresse www.ci.com.

- 30-

Pour de plus amples renseignements, veuillez communiquer avec :
David R. McBain
Vice-président principal
CI Investments Inc.
416-364-1145

82-4994

CI Financial

CI Financial First Quarter Report | March 31, 2007

Q1

Financial Highlights

(in thousands, except per unit amounts)	As at March 31, 2007	As at February 28, 2006	% change
Fee-earning assets	84,389,569	73,664,583	15
Assets under management	64,571,023	56,015,041	15
Units outstanding	279,939	285,679	(2)

	For the three months ended March 31, 2007	For the three months ended February 28, 2006	% change
Average assets under management	63,705,893	55,276,960	15
Gross sales of managed funds	3,512,864	2,800,148	25
Redemptions of managed funds	2,598,909	2,162,564	20
Net sales of managed funds	913,955	637,584	43
Net income	142,122	73,096	94**
Earnings per unit	0.51	0.26	96**
EBITDA*	175,645	138,896	26
EBITDA* per unit	0.63	0.49	29
Pre-tax operating earnings* per unit	0.581	0.525	11
Distributions paid per unit	0.54	0.18	200**
Average units outstanding	280,036	285,702	(2)

**EBITDA (Earnings before interest, taxes, depreciation and amortization) and pre-tax operating earnings are not standardized earnings measures prescribed by GAAP; however, management believes that most of its unitholders, creditors, other stakeholders and investment analysts prefer to include the use of these performance measures in analyzing CI's results. CI's method of calculating these measures may not be comparable to similar measures presented by other companies. A reconciliation of EBITDA to net income is provided on page 10. A reconciliation of pre-tax operating earnings to income before income taxes is provided on page 9.*

***The reason for significantly increased year-over-year comparisons is a result of the income trust conversion in June 2006.*

Dear Unitholders,

In the first quarter of 2007, CI enjoyed another three months of strong market performance and net sales of its funds. Our assets under management continued to hit new highs as global equity markets provided strong returns. The S&P/TSX Composite Index rose 2.6% over the three months, while the MSCI World Index returned 2.6% in U.S. dollar terms. Markets in the U.S. were mixed, as the S&P 500 Index gained 0.6% and the Dow Jones Industrial Average fell 0.3%. These foreign returns were reduced by the 1.0% gain in the Canadian dollar versus the U.S. currency.

Against this backdrop of rising markets, industry net sales of mutual funds as estimated by the Investment Funds Institute of Canada (IFIC) were very strong. IFIC reported $17.1 billion in net sales, up from $9.8 billion in the first quarter of last year. CI posted net sales of $914 million this year, versus $638 million in the comparable quarter last year.

Operating Review

CI's average assets under management were up 15% year-over-year and 5% quarter-over-quarter for the three months ended March 31, 2007. CI's net income was $142.1 million, or $0.51 per unit, up 94% from $73.1 million, or $0.26 per unit. Due to CI's income trust conversion, it reported a tax recovery of $5.0 million this quarter, versus an income tax expense of $39.4 million in the comparable quarter a year ago.

One measure of CI's underlying profitability is EBITDA, which ignores income taxes. It was $175.6 million, or $0.63 per unit, up 26% from $138.9 million, or $0.49 per unit. While the numbers are strong this year over last year, our numbers are flat to down when compared to the previous quarter ended December 31, 2006, where net income was $0.53 per unit and EBITDA was $0.65 per unit. CI recorded equity-based compensation expenses of $6.4 million this quarter against a recovery of $0.5 million last quarter, which had an impact on income and EBITDA of approximately $0.02 per unit. As well, we have seen a continued erosion of our asset management operating margin and the first quarter is a short quarter, which affects total revenues. We have, however, been diligent in controlling selling, general and administrative expenses, which have grown at a rate far below the growth in our assets under management in recent years. In fact, in the 13 quarters since our acquisition of Assante Corporation in November 2003, SG&A expenses (adjusted for equity-based compensation) have declined from 0.65% to 0.43% of average assets under management.

Our assets under management at April 30, 2007, net of the assets received in our acquisition of Rockwater Capital Corp., were $65.3 billion – an increase of $6.8 billion from a year earlier and an increase of 2.5% from the average assets under management for the first quarter of $63.706 billion.

Outlook

CI's acquisition of Rockwater in April added $3.7 billion in assets under management at KBSH Capital Management Inc. and Lakeview Asset Management Inc. and $9.8 billion in administered assets at Blackmont Capital Inc. In addition to expanding the scale of our operations, this acquisition has diversified our channels of distribution and provided CI with an entry into the capital markets business through Blackmont. The new businesses are expected to contribute immediately to CI's bottom line.

CI reported net sales in April of $134 million, up from $111 million in the same month a year ago. CI's top-selling funds continue to be selected Canadian and global equity funds and Canadian balanced funds.

Also in April, CI launched Sun*Wise* Elite Plus, an important new product offered in partnership with Sun Life Financial. Sun*Wise* Elite Plus is a guaranteed retirement income product – a new category in Canada and one that has been very successful in the United States. Its introduction has been well received by financial advisors across Canada.

The Board of Trustees declared monthly distributions of $0.18 per share payable on June 15, July 13 and August 15, 2007 to unitholders of record on May 31, June 30 and July 31, 2007, respectively.

William T. Holland
Chief Executive Officer

Stephen A. MacPhail
President and Chief Operating Officer

Management's Discussion and Analysis

This Management's Discussion and Analysis ("MD&A") dated May 3, 2007 presents an analysis of the financial position of CI Financial Income Fund and its subsidiaries ("CI") as at March 31, 2007 compared with December 31, 2006, and the results of operations for the three months ended March 31, 2007 compared with the three months ended February 28, 2006.

Financial information, except where noted otherwise, is presented in accordance with Canadian generally accepted accounting principles ("GAAP") and amounts are expressed in Canadian dollars. The principal subsidiaries referenced herein include CI Investments Inc. ("CI Investments"), United Financial Corporation ("United") and Assante Wealth Management (Canada) Ltd. ("AWM"). The Asset Management segment of the business includes the operating results and financial position of CI Investments and United. The Asset Administration segment includes the operating results and financial position of AWM and its subsidiaries, including Assante Capital Management Ltd. ("ACM"), Assante Financial Management Ltd. ("AFM") and IQON Financial Management Inc. ("IQON").

The MD&A contains forward-looking statements with respect to expected financial performance, strategy and business conditions. These statements involve risks and uncertainties, are based on assumptions and estimates, and therefore actual results may differ materially from those expressed or implied by CI. Factors that may cause such differences include, but are not limited to, general economic and market conditions including interest and foreign exchange rates, global financial markets, legislative and regulatory changes, industry competition, technological developments and catastrophic events. The reader is cautioned against undue reliance on these forward-looking statements.

CI converted to an income trust on June 30, 2006 and all discussion and reference to CI should be considered to be a continuation of the record of the predecessor organization, CI Financial Inc. All references to "units", "unitholders" and "distributions" are subsequent to June 30, 2006 and are used to refer to "shares", "shareholders" and "dividends", respectively, prior to conversion.

This MD&A includes several non-GAAP financial measures that do not have any standardized meaning prescribed by GAAP and may not be comparable to similar measures presented by other companies. However, management believes that most unitholders, creditors, other stakeholders and investment analysts prefer to include the use of these financial measures in analyzing CI's results. These non-GAAP measures and reconciliations to GAAP where necessary, are shown as highlighted footnotes to the discussion throughout the document.

Summary of Quarterly Results

(millions of dollars, except per unit amounts)

	Fiscal Year Ending December 31			Fiscal Year Ending May 31				
	2007	2006*		2006				2005
INCOME STATEMENT DATA	Q1	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Management fees	314.6	306.7	293.8	294.9	277.5	267.6	270.0	261.5
Administration fees	40.8	37.3	31.1	34.5	35.3	31.0	30.9	30.9
Other revenues	13.6	15.0	12.1	14.6	17.6	17.2	32.3	18.1
Total revenues	369.0	359.0	337.0	344.0	330.4	315.8	333.2	310.5
Selling, general and administrative	73.4	64.1	66.2	100.0	93.6	79.8	80.2	68.0
Trailer fees	89.0	85.8	81.1	80.5	71.8	68.9	69.7	68.7
Investment dealer fees	31.9	28.5	23.9	26.1	26.6	23.4	23.3	22.4
Amortization of deferred sales commissions	27.4	25.6	24.1	22.4	20.4	18.8	17.5	16.1
Interest expense	7.6	6.6	5.4	4.5	3.2	3.0	3.2	3.7
Other expenses	2.6	2.8	2.5	3.3	2.3	3.9	2.4	2.2
Total expenses	231.9	213.4	203.2	236.8	217.9	197.8	196.3	181.1
Income before income taxes	137.1	145.6	133.8	107.2	112.5	118.0	136.9	129.4
Income taxes	(5.0)	(4.3)	(4.6)	37.9	39.4	42.3	45.9	48.6
Net income	142.1	149.9	138.4	69.3	73.1	75.7	91.0	80.8
Earnings per unit	0.51	0.53	0.49	0.24	0.26	0.26	0.32	0.28
Distributions paid per unit	0.54	0.5025	0.5025	0.18	0.18	0.18	0.16	0.15

**The results reflect the three months ended September 30, 2006 and December 31, 2006.*

Overview

CI is a diversified wealth management firm and one of Canada's largest independent investment fund companies. CI also became one of the country's largest income trusts in June 2006. The conversion changed the publicly traded entity from a corporation to a trust and prompted the change in CI's year-end to December 31 from May 31. Accordingly, the results for the three months ended February 28, 2006 are used as comparative figures for the three months ended March 31, 2007.

The principal business of CI is the management, marketing, distribution and administration of mutual funds, segregated funds, structured products and other fee-earning investment products for Canadian investors. They are distributed primarily through brokers, independent financial planners and insurance advisors, including ACM, AFM and IQON financial advisors. CI operates through two business segments, Asset Management and Asset Administration. The Asset Management segment provides the majority of CI's income and derives its revenues principally from the fees earned on the management of several families of mutual, segregated, pooled and closed-end funds, structured products and discretionary accounts. The Asset Administration segment derives its revenues principally from commissions and fees earned on the sale of mutual funds and other financial products, and ongoing service to clients.

On April 4, 2007, CI acquired Rockwater Capital Corporation ("Rockwater") and will consolidate results from Rockwater beginning with the second quarter ending June 30, 2007. With Rockwater, CI acquired Blackmont Capital Inc. ("Blackmont"), a full-service investment dealer, KBSH Capital Management Inc., an investment counselling firm, and Lakeview Asset Management Inc., a mutual fund company.

Fee-Earning Assets and Sales

Total fee-earning assets, which include CI mutual and segregated funds, United funds, structured products (collectively, assets under management or AUM), administered/other assets and AWM assets under administration (net of United funds) at March 31, 2007 were $84.4 billion, an increase of 11% from $76.3 billion at March 31, 2006. As shown in the following chart, these assets are represented by $53.6 billion in CI mutual and segregated funds, $10.1 billion in United funds, $0.9 billion in structured products, $1.9 billion in administered/other assets such as labour-sponsored funds, and $17.9 billion in AWM assets under administration (net of United funds previously described).

FEE-EARNING ASSETS

AS AT MARCH 31

(in billions)	2007	2006	% change
CI mutual and segregated funds	$53.6	$47.8	12
United funds	10.1	9.7	4
Structured products	0.9	1.1	(18)
Total assets under management	64.6	58.6	10
Administered/other funds	1.9	1.4	36
AWM assets under administration (net of United funds)	17.9	16.3	10
Total fee-earning assets	$84.4	$76.3	11

Assets under management form the majority of CI's fee-earning assets and provide most of its revenue and net income. The growth in assets under management during the three months ended March 31, 2007 is detailed in the table below.

(in billions)	3 months ended March 31, 2007
AUM at December 31, 2006	$62.7
Gross sales	3.5
Redemptions	2.6
Net sales	0.9
Market performance	1.0
AUM at March 31, 2007	$64.6

Average assets under management were $63.706 billion for the three months ended March 31, 2007, an increase of 15% from $55.277 billion for the three months ended February 28, 2006. As most of CI's revenues and expenses are based on assets throughout the year, average asset levels are critical to the analysis of CI's financial results. The increase in CI's average assets was the result of strong market performance and positive sales of CI's funds.

Gross sales of CI's managed funds were $3.5 billion for the three months ended March 31, 2007 and $2.8 billion for the three months ended February 28, 2006. Net sales (gross sales less redemptions) were $914.0 million for the quarter, compared with $637.6 million for the quarter ended February 28, 2006. Strong relative fund performance and overall industry sales increases led to improved gross and net sales.

Net sales of mutual funds reported by the Investment Funds Institute of Canada ("IFIC") were up $7.3 billion to $17.1 billion for the three months ended March 31, 2007 from industry net sales of $9.8 billion for the same three-month period last year. Though sales and assets reported by IFIC do not give a comprehensive view of CI's sales and assets, they are helpful as an indicator of trends affecting a significant portion of CI's business.

Fee-earning assets at April 30, 2007 totalled $98.6 billion, an increase of $14.2 billion or 17% during the month. This increase is due to strong market performance, positive net sales of mutual and segregated funds, and CI's acquisition of Rockwater. Fee-earning assets are represented by assets under management of $69.0 billion, $1.9 billion in administered/other assets such as labour-sponsored funds, $17.9 billion in AWM assets under administration (net of United funds), and $9.8 billion in assets under administration at Blackmont. Assets under management consisted of investment fund assets at CI and United of $64.4 billion, $885 million in structured products, and $3.7 billion of assets under management at KBSH Capital Management Inc. and Lakeview Asset Management Inc.

Results of Operations

CI reported net income of $142.1 million for the three months ended March 31, 2007, an increase of 94% from $73.1 million reported for the three months ended February 28, 2006. On a per unit basis, CI earned $0.51 in the three months ended March 31, 2007, an increase of 96% from $0.26 reported for the three months ended February 28, 2006. The key reason for significantly increased year-over-year comparisons is the reduction in income tax expense that resulted from the income trust conversion. In the quarter ended March 31, 2007, an income tax recovery of $5.0 million was recorded, compared with a provision for income taxes of $39.4 million in the quarter ended February 28, 2006.

The results of operations include amounts recorded for equity-based compensation expense, which varies from period to period based on CI's unit price, the extent of vesting during the period and the price at which options were exercised during the period. Earnings for the three months ended March 31, 2007, were reduced by equity-based compensation expense of $6.4 million ($4.1 million after-tax). In comparison, for the three months ended February 28, 2006, earnings were reduced by equity-based compensation expense of $28.2 million ($18.0 million after-tax).

CI's pre-tax operating earnings, as set out in the table below, adjust for the impact of equity-based compensation and gains on marketable securities. Redemption fee revenue and the amortization of deferred sales commissions and fund contracts are also removed in order to correct the distortion of back-end financed assets under management.

Redemption fee revenue declined $0.7 million to $8.6 million in the three months ended March 31, 2007 from $9.3 million in the three months ended February 28, 2006. Redemption fee revenue fell as a result of a decline in back-end load assets under management. In addition, these back-end assets are aging, and therefore pay a lower redemption fee rate when redeemed.

Pre-Tax Operating Earnings

CI uses pre-tax operating earnings to assess its underlying profitability. CI defines pre-tax operating earnings as income before income taxes less redemption fee revenue and investment gains, plus equity-based compensation expense and amortization of deferred sales commissions and fund contracts.

(in millions, except per unit amounts)	For the three months ended March 31, 2007	For the three months ended February 28, 2006
Income before income taxes	$137.1	$112.5
Less:		
Redemption fees	8.6	9.3
Gain on marketable securities and fund contracts	0.2	2.4
Add:		
Amortization of DSC and fund contracts	28.1	21.1
Equity-based compensation expense	6.4	28.2
Pre-tax operating earnings	$162.8	$150.1
per unit	$0.581	$0.525

Amortization of deferred sales commissions and fund contracts increased to $28.1 million in the three months ended March 31, 2007 from $21.1 million in the three months ended February 28, 2006. Amortization of deferred sales commissions is increasing as a result of the change in the accounting estimate of the useful life for full-load deferred sales commissions effective June 2003. The switch from 36 months to 84 months meant that the balance of deferred sales commissions at that time was no older than three years and its amortization would now be extended another four years. This caused an immediate drop in the amortization expense for that first period after the change in accounting estimate. The amortization expense now grows each period as no deferred sales commission will be fully amortized until June 2007, four years after the date of the accounting estimate change.

Pre-tax operating earnings per unit increased 11% for the three months ended March 31, 2007 compared with the three months ended February 28, 2006, while average assets under management increased 15%. A significant component of this difference is the change in operating profit margin within the Asset Management segment, as discussed in the following pages.

As shown in the table that follows, EBITDA increased to $175.6 million in the three months ended March 31, 2007 from $138.9 million in the three months ended February 28, 2006, an increase of 26%. The increase in EBITDA was the result of the lower equity-based compensation expense discussed above, and higher average assets under management even as the margin on those assets declined.

Interest expense increased due to higher debt levels, as discussed under "Liquidity and Capital Resources". CI repurchased 194,900 trust units during the three months ended March 31, 2007 at a cost of $5.1 million. This change to CI's capital structure results in increased financing charges and is the type of event that EBITDA is designed to disregard in order to provide information on results of operations prior to the impact of financing activities.

EBITDA

CI uses EBITDA (earnings before interest, taxes, depreciation and amortization) to assess its underlying profitability prior to the impact of its financing structure, income taxes and the amortization of sales commissions, fund contracts and capital assets. This also permits comparisons of companies within the industry, before any distortion caused by different financing methods, levels of taxation and mix of business between front- and back-end sales commission assets under management.

(in millions, except per unit amounts)	For the three months ended March 31, 2007	For the three months ended February 28, 2006
Net income	$142.1	$73.1
Add (deduct):		
Interest expense	7.6	3.2
Income tax expense (recovery)	(5.0)	39.4
Amortization of DSC and fund contracts	28.1	21.1
Amortization of other items	2.8	2.1
EBITDA	$175.6	$138.9
per unit	$0.63	$0.49
EBITDA margin (as a % of revenue)	47.6%	42.0%

Asset Management Segment

The Asset Management segment of the business includes the operating results and financial position of CI Investments and United.

Results of Operations

The table that follows presents the operating results for the Asset Management segment:

(in millions)	For the three months ended March 31, 2007	For the three months ended February 28, 2006
Management fees	$314.6	$277.5
Other revenue	10.6	14.3
Total revenue	325.2	291.8
Selling, general and administrative	61.1	80.2
Trailer fees	92.5	75.9
Amortization of deferred sales commissions and fund contracts	28.4	21.2
Other	1.6	1.4
Total expenses	183.6	178.7
Income before income taxes and non-segmented items	$141.6	$113.1

Income before income taxes and interest expense for CI's principal segment was $141.6 million for the three months ended March 31, 2007, an increase of 25% from $113.1 million for the three months ended February 28, 2006.

Revenues

Revenues from management fees were $314.6 million for the three months ended March 31, 2007, an increase of 13% from the three months ended February 28, 2006.

The increase was mainly attributable to higher average assets under management, which were 15% higher for the three months ended March 31, 2007 than the comparative asset levels for the three months ended February 28, 2006. As a percentage of average assets under management, management fees were 2.00% for the three-month period ended March 31, 2007, down from 2.04% for the three-month period ended February 28, 2006.

Management fees have decreased as a result of a continuing trend towards a higher proportion of CI's assets being Class F and Class I funds, which have lower management fees. Class F funds pay no trailer fees to advisors, who typically charge their clients a flat or asset-based fee. Class I funds have reduced management fees for institutional clients with large holdings. At March 31, 2007, there were $698.4 million and $6.2 billion in Class F and Class I funds, respectively, compared with $483.0 million and $4.3 billion at February 28, 2006.

Other revenue was $10.6 million for the three months ended March 31, 2007, a decrease of $3.7 million compared with the three months ended February 28, 2006. The three-month period ended February 28, 2006 included a $2.4 million gain on the sale of marketable securities and fund contracts.

The largest component of other revenue is redemption fees. Redemption fees were $8.6 million for the three months ended March 31, 2007. In comparison, redemption fees were $9.3 million for the three months ended February 28, 2006. The decrease in redemption fees over the comparative periods was a result of the decreased level of assets that are subject to redemption fees, and the aging of assets, which results in lower applicable redemption fee rates.

Expenses

Selling, general and administrative ("SG&A") expenses for the Asset Management segment were $61.1 million for the three months ended March 31, 2007, a decrease of 24% from $80.2 million for the three months ended February 28, 2006. Included in SG&A are expenses relating to CI's equity-based compensation plan. The equity-based compensation expense was $6.4 million for the three months ended March 31, 2007, compared with an expense of $28.2 million for the three months ended February 28, 2006.

At December 31, 2006, based on the price per CI trust unit of $26.72, the potential payment on all vested equity-based compensation outstanding, plus the proportion of unvested amounts, was $43.0 million. Based on the price per CI trust unit at March 31, 2007 of $27.60, the equity-based compensation liability increased by $2.0 million. Though CI acknowledges that the equity-based compensation expense is clearly a cost of business that is tied to the performance of CI's trust unit price, the financial results presented hereinafter both include and exclude the expense to aid the reader in conducting a comparative analysis.

SG&A expenses net of the amount related to equity-based compensation ("net SG&A") were $54.7 million for the three months ended March 31, 2007 and $52.0 million for the three months ended February 28, 2006. As a percentage of average assets under management, net SG&A expenses were 0.35% in the three months ended March 31, 2007. This is down from 0.38% for the three months ended February 28, 2006. This indicates that CI contained spending growth significantly below growth in assets under management.

Trailer fees increased from $75.9 million for the three months ended February 28, 2006 to $92.5 million for the three months ended March 31, 2007. Net of intersegment amounts, this expense increased from $71.8 million for the three-month period ended February 28, 2006 to $89.0 million for the three-month period ended March 31, 2007.

The overall increase in trailer fees was consistent with the increase in assets under management. Also contributing to higher trailer fees is the movement towards a greater percentage of funds being sold on a front-end sales charge basis and a higher percentage of equity funds. For both of these types of funds, CI pays a higher trailer fee rate. In addition, there has been the conversion of older deferred sales charge assets to front-end units. As a percentage of average assets, trailer fees were 0.57% for the three months ended March 31, 2007, compared with 0.53% in the three months ended February 28, 2006.

For the three-month period ended March 31, 2007, CI's operating profit margin on the Asset Management segment, as a percentage of average assets under management and adjusted for the equity-based compensation expense as discussed above, was 1.09%, down from 1.13% for the three-month period ended February 28, 2006. This was a result of lower management fees and higher trailer fees offset by lower selling, general and administrative expenses.

Generally, the trend in CI's margins has been downward. Increasing competition and changes in the product platforms through which an increasing amount of funds are sold have pushed management fee rates lower. The increase in trailer fees also contributed to the decline in margins. While CI has been able to reduce SG&A expenses in the past in order to mitigate the decline in its margins, there is no assurance that it can continue to do so.

Commissions paid from CI's cash resources on the sale of funds on a deferred sales charge basis are, for financial reporting purposes, amortized evenly over the 36 or 84 months immediately following the sale of the funds, for low-load or full-load deferred sales charges, respectively. The actual cash payment in any period is reported in the Consolidated Statements of Cash Flows under Investing Activities. Amortization of deferred sales commissions was $27.4 million ($27.2 million full-load and $0.2 million low-load) for the three months ended March 31, 2007, compared with $20.4 million for the three months ended February 28, 2006. The increase is consistent with the increase in deferred sales commissions paid in the last three fiscal years and the change in amortization period from 36 to 84 months beginning in June 2003.

Other expenses remained relatively flat at $1.6 million for the three-month period ended March 31, 2007 and $1.4 million for the three-month period ended February 28, 2006. Included in other expenses are distribution fees to limited partnerships, which decreased to $0.8 million for the three months ended March 31, 2007 from $0.9 million for the three months ended February 28, 2006.

Operating Profit Margin

CI monitors its operating profitability on assets under management within its Asset Management segment by measuring the operating profit margin, which is defined as management fees from funds less trailer fees and SG&A expenses net of equity-based compensation expense, calculated as a percentage of average assets under management.

(as a % of average AUM)	For the three months ended March 31, 2007	For the three months ended February 28, 2006
Management fees	2.003%	2.036%
Less:		
Trailer fees	0.567%	0.527%
Net SG&A expenses	0.349%	0.382%
Operating profit margin	1.087%	1.127%

Asset Administration Segment

The Asset Administration segment includes the operating results and financial position of AWM and its subsidiaries, including ACM, AFM and IQON.

Results of Operations

The table that follows presents the operating results for the Asset Administration segment:

(in millions)	For the three months ended March 31, 2007	For the three months ended February 28, 2006
Administration fees	$72.1	$63.8
Other revenue	3.0	3.3
Total revenue	75.1	67.1
Selling, general and administrative	12.3	13.3
Investment dealer fees	58.3	49.3
Amortization of deferred sales commissions and fund contracts	0.4	0.4
Other	0.2	0.2
Total expenses	71.2	63.2
Income before income taxes and non-segmented items	$3.9	$3.9

The Asset Administration segment had income before income taxes and non-segmented items of $3.9 million for the three months ended March 31, 2007, consistent with the $3.9 million for the three months ended February 28, 2006.

Revenues

Administration fees are earned on assets under administration in the AWM business and from the administration of third-party business. These fees were $72.1 million for the three-month period ended March 31, 2007, an increase of 13% from the $63.8 million for the three-month period ended February 28, 2006. Net of intersegment amounts, administration fee revenue was $40.8 million for the three months ended March 31, 2007, compared with $35.3 million for the three months ended February 28, 2006. The increase in revenue is consistent with the increase in assets under administration over the past year. Administration fees should be considered in conjunction with investment dealer fees, an offsetting expense that represents the payout to financial advisors.

Other revenues earned by the Asset Administration segment are mainly comprised of interest income on cash balances and fees related to registered accounts. For the three months ended March 31, 2007, other revenues were $3.0 million, compared with $3.3 million for the three months ended February 28, 2006.

Expenses

Investment dealer fees are the direct costs attributable to the operation of the AWM dealerships, including payments to financial advisors based on the revenues generated from assets under administration. These fees were $58.3 million for the three months ended March 31, 2007, an increase of 18% from $49.3 million for the three months ended February 28, 2006. For the three-month period ended March 31, 2007, dealer gross margin was $13.8 million or 19% of administration fees, compared with $14.5 million or 23% for the three-month period ended February 28, 2006. The decline in gross margin as detailed in the table below represents higher payouts to financial advisors. AWM has seen advisors with large books of business joining its ranks as well as consolidation of books of business. The increase in average payout to advisors is consistent with the growth in average book size.

Selling, general and administrative ("SG&A") expenses for the segment were $12.3 million for the three months ended March 31, 2007, a decrease of 8% from $13.3 million for the three months ended February 28, 2006. The level of spending within the dealership has stabilized as CI has made significant progress towards streamlining the dealer operations. Improved net margins will be achieved if SG&A spending continues to grow at a slower rate than revenues.

Liquidity and Capital Resources

The balance sheet for CI at March 31, 2007 reflects total assets of $2.8 billion, an increase from $2.7 billion at December 31, 2006. This is represented by an increase in current assets of $19.0 million and an increase in long-term assets of $30.9 million. CI's cash balance increased by $5.0 million in the three months ended March 31, 2007.

CI generates significant cash flows from its operations. Cash flow provided by operating activities was $148.6 million for the three months ended March 31, 2007. Excluding the change in working capital, cash flow from operations was $167.2 million. This level of cash flow was sufficient to meet distributions during the period.

CI disposed of marketable securities for net proceeds of $2.9 million in the three months ended March 31, 2007. The fair value of marketable securities at March 31, 2007 was $11.6 million. Marketable securities are comprised of seed capital investments in its funds and other portfolio investments.

Dealer Gross Margin

CI monitors its operating profitability on the revenues earned within its Asset Administration segment by measuring the dealer gross margin, which is calculated as administration fee revenue less investment dealer fees, divided by administration fee revenue. CI uses this measure to assess the margin remaining after the payout to advisors.

(in millions)	For the three months ended March 31, 2007	For the three months ended February 28, 2006
Administration fees	$72.1	$63.8
Less:		
Investment dealer fees	58.3	49.3
	$13.8	$14.5
Dealer gross margin	19.1%	22.7%

Accounts receivable and prepaid expenses increased $8.4 million. The future income tax asset increased $0.6 million during the period, reflecting the increase in the equity-based compensation liability. The increase in long-term assets resulted primarily from a $31.6 million increase in deferred sales commissions, reflecting new sales commissions incurred of $59.0 million net of $27.4 million of amortization during the three-month period ended March 31, 2007.

Liabilities increased $64.4 million during the three months ended March 31, 2007. Current income taxes payable increased $1.6 million. Future income taxes payable decreased $7.0 million mainly due to higher deferred sales commissions paid compared to the amount amortized for the quarter. In addition, the equity-based compensation liability increased $2.0 million, reflecting an increase in CI's unit price of $0.88 during the period, albeit with fewer options outstanding.

CI drew $71.9 million on its credit facility during the three months ended March 31, 2007, increasing long-term debt. At March 31, 2007, CI had drawn $648.0 million at an average rate of 4.61%, compared with $576.1 million drawn at an average rate of 4.60% at December 31, 2006. Net of cash and marketable securities, debt was $609.1 million at March 31, 2007, versus $539.3 million at December 31, 2006. Interest expenses of $7.6 million were recorded for the three months ended March 31, 2007, compared with $3.2 million for the three months ended February 28, 2006. This increase in interest expenses reflects higher average debt levels and higher interest rates. Principal repayments are only required under the facility should the bank decide not to renew the facility on its anniversary, in which case, the principal would be repaid in 48 equal monthly instalments. These payments would be payable beginning June 2008 should the bank not renew the facility. On April 9, 2007, the facility was amended for syndication to two Canadian chartered banks and to increase the amount that may be borrowed to $900 million.

CI's working capital was impacted by the changes in the equity-based compensation liability, as discussed above, but generally, CI's working capital needs are not highly seasonal and should remain relatively flat as they pertain to its underlying business.

CI's main uses of capital are the financing of deferred sales commissions, the payment of distributions on its Exchangeable LP units and trust units, the funding of capital expenditures and the repurchase of trust units through its normal course issuer bid program.

CI paid sales commissions of $59.0 million in the three months ended March 31, 2007. This compares to $50.2 million in the three months ended February 28, 2006. The amount of deferred sales commissions incurred is consistent with steady sales of back-end load units of funds in these periods of approximately $400 million per month.

During the three months ended March 31, 2007, CI incurred capital expenditures of $0.6 million, primarily for computer hardware and software.

Unitholders' equity decreased $14.5 million as CI declared distributions of $151.3 million ($151.4 million paid) during the three-month period that exceeded net income by $9.2 million and there was a transition adjustment on the implementation of a new accounting policy of $0.2 million. CI also repurchased 194,900 trust units during the three months ended March 31, 2007 at a cost of $5.1 million, or an average price of $26.24 per unit.

Distributable Cash

CI determines the amount of cash it will distribute after considering a number of factors. Cash flow from operating activities is the primary measure of how much cash is being generated by the business. On this basis, the cash flow from operating activities for the three months ended March 31, 2007 of $148.6 million is less than the $151.4 million paid out to unitholders. However, cash flow before the net change in non-cash working capital balances was $167.2 million, indicating that prior to changes in reported working capital, there was sufficient cash flow to fund distributions. Within the change to working capital there may be specific events that cause large fluctuations. As such, cash flow from operating activities may not always be a reliable measure for underlying cash flow.

Cash flow from operating activities was impacted during the three months ended March 31, 2007 by the payment of year-end compensation that had been accrued throughout 2006, which reduced working capital.

To the extent distributions are greater than cash flow from operating activities, external financing was used to increase working capital items. It is expected that distributions will be financed from cash flow from operating activities, external financing will be used to fund capital expenditures and deferred sales commissions required for growth. The long term target ratio of debt to EBITDA is 1:1, which may be exceeded following acquisitions or during periods of growth significantly above forecast.

Distributable Cash

CI calculates distributable cash as an indicator of how much cash is available to be paid out. Comparing this amount to the actual amount distributed provides a payout ratio. CI defines distributable cash as cash flow from operating activities less maintenance capital expenditures and maintenance deferred sales commissions. Maintenance capital expenditures are average annual amounts that CI estimates must be spent on replacement capital assets over the next five years to maintain its existing infrastructure due to disposal of capital assets. Maintenance deferred sales commissions are average annual amounts that CI estimates will be spent on sales commissions over the next five years to maintain its existing level of assets under management due to redemption of assets under management.

(in millions, except per unit amounts)	For the three months ended March 31, 2007	For the three months ended February 28, 2006
Cash flow from operating activities	$148.6	$138.0
Less:		
Maintenance capital expenditures	2.0	2.0
Maintenance deferred sales commissions	15.0	15.0
Distributable cash	$131.6	$121.0
per unit	$0.47	$0.42
Equity-based compensation	2.8	(4.1)
Non-cash working capital change	18.6	(24.7)
Adjusted distributable cash	$153.0	$92.2
per unit	$0.54	$0.32
Distributions paid	$151.4	$51.5
per unit	$0.54	$0.18

Financial Instruments

On January 1, 2007, CI adopted CICA Section 3855, Financial Instruments – Recognition and Measurement, at which time all financial instruments were measured. On March 31, 2007, these financial instruments were measured at either fair value or amortized cost. Further details are available in the Notes to CI's Consolidated Financial Statements for March 31, 2007.

Risk Factors

Changes in Economic, Political and Market Conditions

CI's performance is directly affected by conditions in the financial markets and political conditions, including the legislation and policies of governments. The financial markets and businesses operating in the securities industry are volatile and are directly affected by, among other factors, domestic and foreign economic conditions and general trends in business and finance, all of which are beyond the control of CI. There can be no assurance that financial market performance will be favourable in the future. Any decline in financial markets or lack of sustained growth in such markets may result in a corresponding decline in performance and may adversely affect CI's assets under management, fees and/or revenues, which would reduce cash flow to CI.

Investment Performance of the Funds

If the funds managed by CI are unable to achieve investment returns that are competitive with or superior to those achieved by other comparable investment products offered by CI's competitors, such funds may not attract assets through gross sales or may experience redemptions, which may have a negative impact on CI's assets under management. This would have a negative impact on CI's revenue and profitability.

Competition

CI operates in a highly competitive environment, with competition based on a variety of factors, including the range of products offered, brand recognition, investment performance, business reputation, financing strength, the strength and continuity of institutional, management and sales relationships, quality of service, level of fees charged and level of commissions and other compensation paid. CI competes with a large number of mutual fund companies and other providers of investment products, investment management firms, broker-dealers, banks, insurance companies and other financial institutions. Some of these competitors have greater capital and other resources, and offer more comprehensive lines of products and services than CI. The trend toward greater consolidation within the investment management industry has increased the strength of a number of CI's competitors. Additionally, there are few barriers to entry by new investment management firms, and the successful efforts of new entrants has resulted in increased competition. CI's competitors seek to expand market share by offering different products and services than those offered by CI. There can be no assurance that CI will maintain its current standing in the market or its current market share, and that may adversely affect the business, financial condition or operating results of CI.

Management Fees and Other Costs

CI's ability to maintain its management fee structure will be dependent on its ability to provide investors with products and services that are competitive. There can be no assurance that CI will not come under competitive pressure to lower the fees charged or that it will be able to retain the current fee structure, or with such fee structure, retain its investors in the future. Changes to management fees, commission rates, structures or service fees related to the sale of mutual funds and closed-end funds could have an adverse effect on CI's operating results. By reason of CI's implementation in 2005 of fixed administration fees for its mutual funds, a significant decrease in the value of the relevant funds, in combination with the fixed administration fees, could reduce margins and have an adverse effect on CI's operating results.

Regulation of CI

Certain subsidiaries of CI are heavily regulated in almost all jurisdictions where they carry on business. Laws and regulations applied at the national and provincial level generally grant governmental agencies and self-regulatory bodies broad administrative discretion over the activities of CI, including the power to limit or restrict business activities. Possible sanctions include the revocation or imposition of conditions on licenses to operate certain businesses, the suspension or expulsion from a particular market or jurisdiction of any of CI's business segments or its key personnel or financial advisors, and the imposition of fines and censures. It is also possible that the laws and regulations governing a subsidiary's operations or particular investment products or services could be amended or interpreted in a manner that is adverse to CI. To the extent that existing or future regulations affecting the sale or offering of CI's product or services or CI's investment strategies cause or contribute to reduced sales of CI's products or lower margins or impair the investment performance of CI's products, CI's aggregate assets under management and its revenues may be adversely affected.

General Business Risk and Liability

Given the nature of CI's business, CI may from time to time be subject to claims or complaints from investors or others in the normal course of business. The legal risks facing CI, its trustees, officers, employees or agents in this respect include potential liability for violations of securities laws, breach of fiduciary duty and misuse of investors' funds. Some violations of securities laws and breach of fiduciary duty could result in civil liability, fines, sanctions, or expulsion from a self-regulatory organization or the suspension or revocation of CI's subsidiaries' right to carry on their existing business. CI may incur significant costs in connection with such potential liabilities.

Related Party Transactions

Sun Life Financial Inc. ("Sun Life") is a related party as a result of its ownership of 36.5% of CI's outstanding units. In fiscal 2003, in conjunction with the acquisition of Spectrum Investment Management Limited ("Spectrum") and Clarica Diversico Ltd. ("Diversico"), CI and Sun Life entered into an arrangement whereby, among other things, Sun Life would distribute CI's funds through Sun Life's Clarica sales force on a preferred basis and that CI would perform essentially all administrative and management services to Sun Life's Clarica and Sun*Wise* segregated funds. These activities are in the normal course of business for

CI and Sun Life is compensated at normal commercial rates as a distributor of fund products as disclosed in the funds' prospectus or other offering documents. These payments are in the form of commissions on sales of funds on a deferred sales charge basis ($16.8 million for the three months ended March 31, 2007 versus $12.3 million for the three months ended February 28, 2006) and trailer fees ($24.7 million for the three months ended March 31, 2007 versus $19.8 million for the three months ended February 28, 2006). In addition, Sun Life has agreed to reimburse CI for a portion of potential losses on certain investments related to the acquisition of IQON. Based on the estimated fair value of these investments as at March 31, 2007, CI's portion of the estimated losses is not significant to its financial position or results of operations.

Unit Capital

As at March 31, 2007, CI had 134,146,584 trust units and 145,792,607 Exchangeable LP units outstanding. The Exchangeable LP units may be exchanged for trust units at any time.

At March 31, 2007, 4,289,590 options to purchase trust units were outstanding of which 1,525,034 options were exercisable.

Critical Accounting Estimates

Goodwill and Intangible Assets

At the time of acquisition, intangible assets are determined using estimates of fair value and goodwill is recorded as the excess of purchase price over identifiable assets acquired. CI performs impairment tests for goodwill and intangible assets at least annually. These tests involve estimates and assumptions. At March 31, 2007, there was no impairment to the carrying amounts nor would a reasonably likely change to material assumptions result in impairment. As well, the useful life of intangible assets is periodically reassessed and it has been determined that no change is required.

Income Taxes

The current and future income tax assets and liabilities are recorded based on interpretation of tax legislation and assumptions about the realization and timing of future benefits and costs. A difference in interpretation by tax authorities or a change in timing or realization of reversals could result in higher or lower tax provisions.

Deferred Sales Commissions

The commission paid on sales of low-load or full-load products are deferred and amortized over 36 or 84 months. This estimate matches the period over which redemption fees are payable by the investor in this type of product. The sum of these potential redemption fees, the terminal redemption value, is significantly greater than the balance of unamortized deferred sales commissions.

Distributable Cash Estimates

Maintenance Capital Expenditures

The amount of capital expenditures required over the next five years to maintain the current level of operations is estimated based on current levels of capital expenditures, capital assets currently in use and management's foreseeable plans for the business. A significant change from management's current plans for the business, such as an acquisition of another business or growth that deviates strongly from current forecasts, could cause a material change in the amount of estimated capital expenditures.

Maintenance Deferred Sales Commissions

The amount of deferred sales commissions required over the next five years to maintain the current level of back-end financed assets under management is estimated based on current redemption levels of assets under management, the trend in these redemption levels, the mix between front-end and back-end financed redemptions, the trend in this redemption mix, the current mix between front-end and back-end financed new sales of assets under management and the trend in this sales mix. A significant change in the trend of redemption and sales levels and the mix of business could cause a material change in the amount of estimated deferred sales commissions.

Contractual Obligations

The table that follows summarizes CI's contractual obligations at March 31, 2007.

PAYMENTS DUE BY PERIOD

(millions)	Total	Less than 1 year	2	3	4	5	5 or more years
Long-term debt	$648.0	$0.0	$94.5	$162.0	$162.0	$162.0	$67.5
Operating leases	43.9	14.5	10.3	6.4	4.3	2.3	6.1
Total	$691.9	$14.5	$104.8	$168.4	$166.3	$164.3	$73.6

Change in Accounting Policies

CI has retroactively adopted, without restatement of prior periods, CICA Sections 1530, Comprehensive Income; Section 3855, Financial Instruments – Recognition and Measurement; and Section 3865, Hedges. Further details are available in the Notes to CI's Consolidated Financial Statements for March 31, 2007.

Disclosure Controls and Internal Controls Over Financial Reporting

The Chief Executive Officer and the Chief Financial Officer, together with management, have designed and evaluated the effectiveness of CI's disclosure controls and procedures and have designed internal controls over financial reporting as at March 31, 2007. They have concluded that they are reasonably assured these disclosure controls and procedures, as defined in Multilateral Instrument 52-109 – Certification of Disclosure in Issuers' Annual and Interim Filings, were effective and that material information relating to CI was made known to them within the time periods specified under applicable securities legislation.

Management has designed internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with Canadian GAAP. Management has evaluated and concluded that there were no changes that materially affect, or are reasonably likely to materially affect, CI's design of internal controls over financial reporting during the quarter ended March 31, 2007.

Additional information relating to CI, including the most recent audited financial statements, management information circular and annual information form are available on SEDAR at www.sedar.com.

Financial Statements

Consolidated Statements of Income and Deficit

FOR THE THREE MONTHS ENDED (UNAUDITED)

(in thousands of dollars, except per unit amounts)	March 31, 2007	February 28, 2006
REVENUE		
Management fees	314,567	277,511
Administration fees	40,818	35,347
Redemption fees	8,643	9,339
Gain on sale of marketable securities	197	274
Other income	4,812	7,957
	369,037	330,428
EXPENSES		
Selling, general and administrative	73,426	93,554
Trailer fees	89,019	71,812
Investment dealer fees	31,911	26,593
Amortization of deferred sales commissions and fund contracts	28,143	21,105
Interest	7,647	3,247
Other	1,808	1,580
	231,954	217,891
Income before income taxes	137,083	112,537
Provision for (recovery of) income taxes		
Current	2,634	42,090
Future	(7,673)	(2,649)
	(5,039)	39,441
Net income for the period	142,122	73,096
Deficit, beginning of period	(281,344)	(188,231)
Transition adjustment on adoption of new accounting policies [note 1(a)]	(81)	-
Deficit, beginning of period as restated	(281,425)	(188,231)
Cost of units repurchased in excess of stated value [note 3(b)]	(3,964)	(8,551)
Distributions declared	(151,334)	(51,422)
Deficit, end of period	(294,601)	(175,108)
Earnings per unit [note 3(d)]	0.51	0.26

(see accompanying notes)

Consolidated Statements of Comprehensive Income and Accumulated Other Comprehensive Loss

FOR THE THREE MONTHS ENDED (UNAUDITED)

(in thousands of dollars)	March 31, 2007
Net income	142,122
Other comprehensive income, net of tax	
Unrealized gain on available-for-sale financial assets, net of income tax of $36	70
Total other comprehensive income, net of tax	70
Comprehensive income	142,192
Accumulated other comprehensive loss, beginning of period [note 1(a)]	(231)
Total other comprehensive income, net of tax	70
Accumulated other comprehensive loss, end of period	(161)

(see accompanying notes)

Consolidated Statements of Cash Flows

FOR THE THREE MONTHS ENDED (UNAUDITED)

(in thousands of dollars)	March 31, 2007	February 28, 2006
OPERATING ACTIVITIES		
Net income for the period	142,122	73,096
Add (deduct) items not involving cash		
Gain on sale of marketable securities	(197)	(274)
Gain on sale of fund contracts	–	(2,100)
Amortization of deferred sales commissions and fund contracts	28,143	21,105
Amortization of other	2,772	2,006
Equity-based compensation	1,997	22,084
Future income taxes	(7,673)	(2,649)
	167,164	113,268
Net change in non-cash working capital balances related to operations	(18,573)	24,738
Cash provided by operating activities	148,591	138,006
INVESTING ACTIVITIES		
Additions to capital assets	(607)	(1,449)
Purchase of marketable securities	(451)	(361)
Proceeds on sale of marketable securities	3,369	5,274
Proceeds on sale of fund contracts	–	7,100
Deferred sales commissions paid	(58,978)	(50,241)
Additions to other assets	(2,382)	–
Cash used in investing activities	(59,049)	(39,677)
FINANCING ACTIVITIES		
Increase in long-term debt	71,941	17,712
Repurchase of unit capital	(5,113)	(11,500)
Issuance of unit capital	37	30
Distributions paid to unitholders	(151,387)	(51,481)
Cash used in financing activities	(84,522)	(45,239)
Net increase in cash during the period	5,020	53,090
Cash, beginning of period	22,210	28,244
Cash, end of period	27,230	81,334
SUPPLEMENTAL CASH FLOW INFORMATION		
Interest paid	7,137	3,436
Income taxes paid	2,707	27,026

(see accompanying notes)

Consolidated Balance Sheets

(UNAUDITED)

(in thousands of dollars)	As at March 31, 2007	As at December 31, 2006
ASSETS		
Current		
Cash	27,230	22,210
Client and trust funds on deposit	83,969	76,058
Marketable securities	11,630	14,595
Accounts receivable and prepaid expenses	94,011	85,588
Future income taxes	15,178	14,572
Total current assets	232,018	213,023
Capital assets	30,481	32,728
Deferred sales commissions, net of accumulated amortization of $490,260 (December 31, 2006 - $458,706)	511,974	480,388
Fund contracts	1,002,271	1,003,022
Goodwill	951,026	951,026
Other assets	61,483	59,215
	2,789,253	2,739,402
LIABILITIES AND UNITHOLDERS' EQUITY		
Current		
Accounts payable and accrued liabilities	103,260	115,241
Distributions payable	100,794	100,848
Client and trust funds payable	83,969	76,058
Income taxes payable	15,055	13,452
Equity-based compensation	44,995	42,998
Current portion of long-term debt	–	84,009
Total current liabilities	348,073	432,606
Long-term debt	648,004	492,054
Future income taxes	436,578	443,614
Total liabilities	1,432,655	1,368,274
Unitholders' equity		
Unit capital [note 3]	1,651,360	1,652,472
Deficit	(294,601)	(281,344)
Accumulated other comprehensive loss [note 1 (a)]	(161)	–
Total unitholders' equity	1,356,598	1,371,128
	2,789,253	2,739,402

(see accompanying notes)

Notes to Consolidated Financial Statements

[in thousands of dollars, except per unit amounts]

MARCH 31, 2007 AND FEBRUARY 28, 2006 (UNAUDITED)

CI Financial Income Fund ("CI") is an unincorporated open-ended limited purpose trust established under the laws of the Province of Ontario pursuant to a declaration of trust dated May 18, 2006. CI's primary business is the management and distribution of a broad range of financial products and services, including mutual funds, segregated funds, financial planning, insurance, investment advice, wealth management and estate and succession planning.

As a result of the conversion to an income trust in 2006, CI's year end was changed to December 31 from May 31. Accordingly, the results of operations and cash flows for the three months ended February 28, 2006 are used as comparitive figures for the three months ended March 31, 2007.

1. ACCOUNTING POLICIES

The unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP"), except that certain disclosures required for annual financial statements have not been included. Accordingly, the unaudited interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2006. The unaudited interim consolidated financial statements have been prepared on a basis consistent with the accounting policies set out in the audited annual consolidated financial statements.

a) Change in Accounting Policy

On January 1, 2007, CI retroactively adopted, without restatement of prior periods, the Canadian Institute of Chartered Accountants Section 1530, Comprehensive Income; Section 3855 Financial Instruments – Recognition and Measurement; and Section 3865 Hedges. The standards require that all financial assets be classified either as held-for-trading ("HFT"), available-for-sale ("AFS"), held-to-maturity ("HTM"), or loans and receivables and that financial liabilities be classified as either as held-for-trading or other. All financial instruments are initially measured at fair value. After initial recognition, the financial instruments are measured at their fair values, except for HTM investments, loans and receivables and other financial liabilities which are measured at amortized cost using the effective interest rate method. Changes in fair value for assets classified as available-for-sale are reflected in other comprehensive income until the financial asset is disposed of, or becomes impaired. Changes in fair value for classifications other than AFS are reflected in earnings.

CI has implemented the following classification for financial instruments included in the following accounts:

- Cash is classified as held-for-trading and recorded at fair value.
- Client and trust funds on deposit, accounts receivable and other assets are classified as loans and receivables and are measured at amortized cost. The initial measurement gave rise to a transition adjustment to the deficit, beginning of period of $81 (net of future income taxes of $39).
- Marketable securities are classified as available-for-sale and measured at fair value reflecting unrealized gains and losses on these securities. The initial measurement resulted in unrealized losses of $231 (net of future income taxes of $119) reflected as the opening balance of accumulated comprehensive loss.
- Accounts payable, client and trust funds payable and long-term debt are classified as other financial liabilities and measured at amortized cost.

Notes to Consolidated Financial Statements

[in thousands of dollars, except per unit amounts]

MARCH 31, 2007 AND FEBRUARY 28, 2006 (UNAUDITED)

2. SEGMENTED INFORMATION

CI has two reportable segments: Asset Management and Asset Administration. These segments reflect CI's internal financial reporting and performance measurement.

The Asset Management segment includes the operating results and net assets of CI Investments Inc. and United Financial Corporation, which derive their revenues principally from the fees earned on the management of several families of mutual and segregated funds.

The Asset Administration segment includes the operating results and net assets of Assante Wealth Management (Canada) Ltd. and its subsidiaries, including Assante Capital Management Ltd., Assante Financial Management Ltd. and IQON Financial Management Inc. These companies derive their revenues principally from commissions and fees earned on the sale of mutual funds and other financial products, and ongoing service to clients.

Notes to Consolidated Financial Statements

[in thousands of dollars, except per unit amounts]

MARCH 31, 2007 AND FEBRUARY 28, 2006 (UNAUDITED)

For the three months ended March 31, 2007	Asset Management	Asset Administration	Intersegment Eliminations	Total
Management fees	314,567	–	–	314,567
Administration fees	–	72,069	(31,251)	40,818
Other revenues	10,647	3,005	–	13,652
Total revenue	325,214	75,074	(31,251)	369,037
Selling, general and administrative	61,158	12,268	–	73,426
Trailer fees	92,477	–	(3,458)	89,019
Investment dealer fees	–	58,315	(26,404)	31,911
Amortization of deferred sales commissions and fund contracts	28,382	376	(615)	28,143
Other expenses	1,628	180	–	1,808
Total expenses	183,645	71,139	(30,477)	224,307
Income before income taxes and non-segmented items	141,569	3,935	(774)	144,730
Interest expense				(7,647)
Recovery of income taxes				5,039
Net income for the period				142,122
Identifiable assets	1,808,424	42,536	(12,733)	1,838,227
Goodwill	815,303	135,723	–	951,026
Total assets	2,623,727	178,259	(12,733)	2,789,253

Notes to Consolidated Financial Statements

[in thousands of dollars, except per unit amounts]

MARCH 31, 2007 AND FEBRUARY 28, 2006 (UNAUDITED)

For the three months ended February 28, 2006	Asset Management	Asset Administration	Intersegment Eliminations	Total
Management fees	277,511	–	–	277,511
Administration fees	–	63,779	(28,432)	35,347
Other revenues	14,252	3,318	–	17,570
Total revenue	291,763	67,097	(28,432)	330,428
Selling, general and administrative	80,205	13,349	–	93,554
Trailer fees	75,860	–	(4,048)	71,812
Investment dealer fees	–	49,339	(22,746)	26,593
Amortization of deferred sales commissions and fund contracts	21,158	376	(429)	21,105
Other expenses	1,434	146	–	1,580
Total expenses	178,657	63,210	(27,223)	214,644
Income before income taxes and non-segmented items	113,106	3,887	(1,209)	115,784
Interest expense				(3,247)
Provision for income taxes				(39,441)
Net income for the period				73,096

As at December 31, 2006				
Identifiable assets	1,761,965	38,370	(11,959)	1,788,376
Goodwill	815,303	135,723	–	951,026
Total assets	2,577,268	174,093	(11,959)	2,739,402

Notes to Consolidated Financial Statements

[in thousands of dollars, except per unit amounts]

MARCH 31, 2007 AND FEBRUARY 28, 2006 (UNAUDITED)

3. UNIT CAPITAL

a) Authorized

i. An unlimited number of Trust units of CI,

ii. A limited number of Class B limited partner units ("Exchangeable LP units") of Canadian International LP, and special voting units of CI.

b) Issued

A summary of the changes to CI's unit capital is as follows:

Units	Number of Units (thousands)	Stated Value $
Trust units, Balance, December 31, 2006	133,674	788,513
Issuance of unit capital	1	37
Unit repurchase	(195)	(1,149)
Conversion from Exchangeable LP units	666	3,929
Trust units, Balance, March 31, 2007	134,146	791,330
Exchangeable LP units, Balance, December 31, 2006	146,459	863,959
Conversion to Trust units	(666)	(3,929)
Exchangeable LP units, Balance, March 31, 2006	145,793	860,030
Total	279,939	1,651,360

c) Employee incentive equity option plan

The share options issued pursuant to CI's Employee Incentive Stock Option Plan ("the Plan") as amended and restated on June 30, 2006, were exchanged for Trust options that are the economic equivalent of the exchanged options (except that the Trust options will be exercised for Trust units, rather than common shares).

A summary of the changes in the Plan is as follows:

	Number of Options (thousands)	Weighted average exercise price $
Options outstanding December 31, 2006	4,539	16.30
Options exercised	(249)	12.07
Options outstanding, March 31, 2007	4,290	16.55
Options exercisable, March 31, 2007	1,525	15.24

Notes to Consolidated Financial Statements

[in thousands of dollars, except per unit amounts]

MARCH 31, 2007 AND FEBRUARY 28, 2006 (UNAUDITED)

Options outstanding and exercisable as at March 31, 2007 are as follows:

Exercise price ($)	Number of options outstanding (thousands)	Weighted average remaining contractual life (years)	Number of options exercisable (thousands)
10.51	228	1.0	228
11.27	109	0.1	109
12.01	109	0.2	109
15.59	976	2.0	290
15.67	5	2.5	-
17.04	1,087	3.2	484
18.15	1,776	3.3	305
10.51 to 18.15	4,290	2.7	1,525

d) Earnings per unit

The weighted average number of units outstanding were as follows:

(thousands)	For the three months ended March 31, 2007	For the three months ended February 28, 2006
Basic and diluted	280,036	285,702

e) The following table presents the maximum number of units that would be outstanding if all the outstanding options as at April 30, 2007 were exercised:

(thousands)	
Units outstanding at April 30, 2007	282,356
Options to purchase Trust units	3,902
	286,258

Notes to Consolidated Financial Statements

[in thousands of dollars, except per unit amounts]

MARCH 31, 2007 AND FEBRUARY 28, 2006 (UNAUDITED)

4. RELATED PARTY TRANSACTIONS

CI enters into transactions related to the advisory and distribution of its mutual and segregated funds with Sun Life Assurance Company of Canada ("Sun Life"), a unitholder of CI. These transactions are in the normal course of operations and have been recorded at the agreed upon exchange amounts. During the three month period ended March 31, 2007, CI incurred charges for deferred sales commissions of $16,781 (three months ended February 28, 2006 - $12,308), and trailer fees of $24,717 (three months ended February 28, 2006 - $19,808) to Sun Life. The balance payable to Sun Life as at March 31, 2007 of $8,302 (December 31, 2006 - $7,799) is included in accounts payable and accrued liabilities.

5. FUTURE ACCOUNTING CHANGES

The Accounting Standards Board of the CICA recently issued Section 1535, Capital Disclosures, Section 3862, Financial Instruments – Disclosures and Section 3863, Financial Instruments – Presentation, all applicable for annual and interim periods relating to fiscal years beginning on or after October 1, 2007. Section 1535 introduces new disclosure requirements surrounding an entity's objectives, policies and processes for managing capital. Section 3862 and Section 3863 build on Section 3861 and provide presentation and disclosure requirements for financial instruments. CI will adopt the new standards on January 1, 2008, however they are not expected to have a significant impact to the consolidated financial statements of CI.

6. SUBSEQUENT EVENTS

On April 4, 2007, CI acquired Rockwater Capital Corporation ("Rockwater"), a full service investment dealer and portfolio management company, for consideration of approximately $250 million, including assumed debt. CI will consolidate results from Rockwater effective this date and will include these results with its second quarter report.

On April 9, 2007, the revolving credit facility was amended for syndication to two Canadian chartered banks and to increase the amount that may be borrowed to $900,000 in conjunction with the closing of the Rockwater acquisition.

On May 10, 2007, the Board of Trustees declared a monthly cash distribution of $0.18 per unit payable on June 15, July 13 and August 15, 2007.

This Report contains forward-looking statements with respect to CI, including its business operations and strategy and financial performance and condition. Although management believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from expectations include, among other things, general economic and market factors, including interest rates, business competition, changes in government regulations or in tax laws, and other factors discussed in materials filed with applicable securities regulatory authorities from time to time.

CI Financial

CI Financial
2 Queen St. East
Twentieth Floor
Toronto, Ontario
M5C 3G7

www.ci.com

END